Announcement








                  Company Standard Life Investments
                  TIDMIRSH
                  Headline Rule 8 - Oxford Glycoscience
                  Released 14:46 4 Mar 2003
                  Number 2716I






FORM 8.1/8.3

Lodge with a RIS or Newstrack if appropriate and the Takeover Panel. Use a separate form for each class of securities in which dealings have been made. This announcement replaces the Rule 8 Oxford Glycoscience announcement release today at 09:40 under RNS Number 2425I. The Number of Securities held should have read 1,607,056 (2.87%) and not 1,595,927 (2.85%) as previously stated. All other details remain unchanged; the full amended text appears below.

Date of Disclosure

      04 Mar 2003


DISCLOSURE UNDER RULES 8.1(a), 8.1(b)(i) and 8.3 OF THE CITY CODE ON TAKEOVERS AND MERGERS

Date of dealing

      03 Mar 2003


Dealing in (name of company)

      Oxford Glycoscience


1. Class of securities (eg ordinary shares)

      Ord GBP 0.05


2.

      Amount bought  Amount sold  Price per unit (GBP)
      378                              1.9626750





3. Resultant total of the same class owned or controlled (and percentage of class)

      1,607,056    2.87 %


4. Party making disclosure

      Standard Life Investments




5. EITHER (a) Name of purchaser / vendor (Note 1)




OR (b) if dealing for discretionary client(s), name of fund management organisation

      Standard Life Investments


6. Reason for disclosure (Note 2)




(a) associate of

(i)  offeror (Note 3)

 NO

(ii) offeree company

YES

Specify which category or categories of associate (1-8 overleaf)




If category (8), explain




(b) Rule 8.3 (ie disclosure because of ownership or control of 1% or more of the class of relevant securities dealt in)

YES

Signed, for and on behalf of the party named in (4) above




(Also print name of signatory)

      Graeme Brogan


Telephone and Extension number

      0131 245 6826





END